SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on March 28, 2017.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: March 28, 2017

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS FISCAL 2016 YEAR END FINANCIAL RESULTS

Net Profit growth in fiscal 2016 of 58.6% year-over-year to NIS 10.9 million
Net Cash from operating activities of NIS 17.3 million (US$ 4.5 million) in fiscal 2016

YAVNE, Israel - March 28, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2016.

Fiscal 2016 Highlights
•	Operating income increased by 224% from fiscal 2015 to NIS 22.7 million (US$ 5.9 million), or 7.7% of sales in fiscal 2016.
•	Sales decreased by 5.9% from fiscal 2015 to NIS 294.2 million (US$ 76.5 million) in fiscal 2016.
•	Gross margin increased by 8.3% from fiscal 2015 to 26% of sales, or NIS 76.6 million (US$ 19.5 million), in fiscal 2016.
•	Net income increased by 58.6% from fiscal 2015 to NIS 10.9 million (US$ 2.8 million), or 3.7% of sales in fiscal 2016.
•	Earning per share increased to NIS0.82 (US$ 0.21) in fiscal 2016.
•	Net cash from operating activities increased by 20.6% from fiscal 2015 to NIS 17.3 million (US$ 5.5 million) in fiscal 2016.
•	Cash and securities balance of NIS 234.5 million (US$ 61 million) as of December 31, 2016.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Management Comment
Iram Graiver, President of Willi-Food, commented, “We are pleased with our 2016 results, which represent a strong improvement for Willi-Food. In particular, during the year we placed strong focus on, and succeeded in, significantly improving profitability. Specifically, we focused on products with higher margins, which enabled us to improve gross profit even given a lower level of sales. Moreover, combined with tight control over our corporate expenses, we more than doubled our net profits over those of 2015. Towards the end of 2016, we launched a dividend program, sharing our profits and bringing increased value to our shareholders.”

Continued Mr. Graiver, “Looking ahead to 2017, we will continue to work hard in keeping our expenses low and maintaining a favorable product mix. In addition, we look to expand our product lines, increase product sales with existing customers while growing into new customers. We have also started the process of exmaining M&A oppurtunities to further increase our market presence. Our overall goal is to build a strong, stable and profitable company, with the aim of maximizing long-term value for our shareholders.”

Fiscal 2016 Summary

Sales for fiscal 2016 decreased by 5.9% to NIS 294.2 million (US$ 76.5 million) from NIS 312.5 million (US$ 81.3 million) in fiscal 2015. Sales decreased in 2016 due to; (i) the change in the Company's strategic focus to higher gross margin products which, while causing a decrease in the volume of sales, it enabled an increased level of gross profit as compared to fiscal 2015; (ii) the impact of shortage of inventories in the third quarter 2016 due to the strike at the Israeli Ministry of Health in July-August 2016, which significantly delayed the release of the Company’s products from customs, and (iii) overall market decline in food product consumption by the Israeli consumer.

Gross profit for fiscal 2016 increased by 2.1% to NIS 76.6 million (US$ 19.9 million) compared to NIS 75.1 million (US$ 19.5 million) recorded in fiscal 2015. Gross margins for fiscal 2016 increased by 8.3 % to 26.0% compared to gross margins of 24.0% for fiscal 2015. The increase in gross margin was the result of the Company's strategic focus on selling a favorable mix of products, which generated a higher gross margin in addition to successful negotiations with suppliers for improved commercial terms.

Operating income for fiscal 2016 increased by 224% to NIS 22.7 million (US$ 5.9 million) compared to NIS 7 million (US$ 1.8 million) recorded in fiscal 2015. The most significant expense, which affected operating income, and in particular general and administrative expenses in fiscal 2015, was the cost related to the termination agreement with companies controlled by Messrs. Zwi and Joseph Williger, the Company's former Chairman and President, as described below.

Selling expenses increased by 5.7% from fiscal 2015, primarily due to an increase of 58% in promotional expenses  that included an approximate NIS 3 million (US$ 0.8 million) expense related to a nationwide campaign launched in the second half of 2016 aimed at broadening awareness of Willi-Food's brands and products. Selling expenses as a percentage of sales were 13.4%, compared to 11.9% as in fiscal 2015.

General and administrative expenses decreased by 56% from fiscal 2015 to NIS 14.6 million (US$ 3.8 million) compared to NIS 32.9 million (US$ 8.6 million). This was mainly due to the significant decrease in the costs of management salaries to Mr. Zwi Williger, the Company's former Co-Chairman of the Board of Directors and president, and Mr. Joseph Williger, a former director and president of the Company, which totaled NIS 13 million (US$ 3.4 million). In addition, in fiscal 2015, a NIS 1.7 million (US$ 0.4 million) write-off was recorded, with respect to the Company’s estimated exposure to Mega Retail Ltd. and Eden Briut Teva Market Ltd. debts.

Willi-Food’s income before taxes for fiscal 2016 increased by 136% to NIS 16.1 million (US$ 4.2 million) compared to NIS 9.4 million (US$ 2.4 million) recorded in fiscal 2015.

Willi-Food's net income for fiscal 2016 increased by 142% to NIS 16.6 million (US$ 4.3 million), or NIS 0.82 (US$ 0.21) per share, from NIS 6.8 million (US$ 1.8 million), or NIS 0.52 (US$ 0.14) per share, recorded in fiscal 2015.

Willi-Food ended fiscal 2016 with NIS 234.5 million (US$ 61 million) in cash and securities with no short-term debt. Net cash from operating activities in fiscal 2016 was NIS 17.2 million (US$ 4.5 million).Willi-Food's shareholders' equity at the end of December 2016 was NIS 391 million (US$ 101.7 million).

Note regarding the convening of an annual meeting of shareholders

The Company's Board of directors  has scheduled the convening of an annual meeting of shareholders, to be held on June 20, 2017 following submission by the Company of its Annual Report on Form 20-F.

Note regarding the conference call

As previously announced, on March 7, 2017, the Company will host a conference call on Tuesday, March 28, 2017 starting at 1.30pm Eastern Time.  Management will host the call and will be available to answer questions after presenting the results.

To participate in the conference call, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:	1-888-281-1167
Israel:	03- 918-0685
International:	+972-3- 918-0685

At: 1.30pm Eastern Time, 10.30am Pacific Time, 6.30pm UK Time, 8.30pm Israel Time

For those unable to participate, the teleconference will be available for replay on the company’s website at http://willi-food.com/ beginning 24 hours after the call for a period of 30 days.

Note regarding Israeli Securities Authority Investigation

As previously announced, on February 17, 2016, a search was conducted in the offices of the Company, the Parent Company, BSD Crown Ltd., and B.G.I Investments Ltd. (collectively, the “Group”), by the Israeli Securities Authority (the “ISA”), during which various documents and computers were taken from the Group's offices. A number of executives in the Group were investigated by the ISA, and Mr. Gregory Gurtovoy, member of the Company's board of directors and the indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which, he was placed under house arrest for a period of two weeks (which has since ended), on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, as well as misleading reporting.

To Company management's knowledge, the investigation by the ISA relates to an investment of approximately US$ 2.25 million (the “Investment”) made during January 2016  in the form of bonds of a European company, which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual, and which was unrelated to the Company's operations.

The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 bonds with a nominal value of US$ 10,000 each (“Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of 31 December 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty.

On December 30, 2016, BHWFI and the issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of US$ 1.8 million that was to be paid until February 15, 2017.  Similarly, as part of the terms of the Agreement, the issuer waived all its claims against BHWFI, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of $5 million (as stated above, an amount of US$ 2.25 million was invested in the past).

On March 21, 2017, a first payment in the amount of US$200 thousands was received. As of the financial results reporting date, due to uncertainty related to the collection of the remaining US$1.6 million debt, the company made non-cash provision in the amount of the unpaid debt.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2016, U.S. $1.00 equals NIS 3.845. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2016 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on April 28, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	129,577	79,421	33,700	20,656
Financial assets carried at fair value through profit or loss	104,921	145,007	27,288	37,713
Short term deposit	-	20,288	-	5,276
Trade receivables	80,227	81,392	20,865	21,168
Other receivables and prepaid expenses	4,795	8,451	1,247	2,198
Inventories	41,877	34,517	10,891	8,977
Current tax assets	5,443	1,833	1,416	477
Total current assets	366,840	370,909	95,407	96,465

Non-current assets
Property, plant and equipment	77,204	76,040	20,079	19,776
Less -Accumulated depreciation	34,963	31,874	9,093	8,289
	42,241	44,166	10,986	11,487

Prepaid expenses	-	138	-	36
Goodwill	36	36	9	9
Deferred taxes	2,354	3,614	613	940
Total non-current assets	44,631	47,954	11,608	12,472
	411,471	418,863	107,015	108,937
EQUITY AND LIABILITIES
Current liabilities
Short-term bank debt	-	16	-	4
Trade payables	14,832	12,863	3857	3,345
Employees Benefits	2,253	1,940	586	505
Other payables and accrued expenses	2,533	3,653	659	950
Total current liabilities	19,618	18,472	5,102	4,804

Non-current liabilities
Retirement benefit obligation	849	679	222	176
Total non-current liabilities	849	679	222	176

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,240,913 shares at December 31, 2016 and December 31, 2015)	1,424	1,425	370	371
Additional paid in capital	128,354	128,354	33,382	33,383
Capital fund	247	247	64	64
Retained earnings	261,487	269,883	68,007	70,190
respect of defined benefit	(508)	(197)	(132)	(51)
	391,004	399,712	101,691	103,957
	411,471	418,863	107,015	108,937

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	294,202	312,514	76,516	81,278
Cost of sales	217,585	237,452	56,590	61,756

Gross profit	76,617	75,062	19,926	19,522

Selling expenses	39,405	37,293	10,249	9,699
General and administrative expenses	14,577	32,926	3,791	8,563
Other income	112	2,182	30	567

Total operating expenses	53,870	68,037	14,010	17,695

Operating income	22,747	7,025	5,916	1,827

Financial income	(3,425)	3,363	(891)	875
Financial expense	3,143	978	817	255
Total financial income	(6,568)	2,385	(1,708)	620

Income before taxes on income	16,179	9,410	4,208	2,447
Taxes on income	(5,327)	(2,566)	(1,385)	(667)

Net income	10,852	6,844	2,823	1,780

Earnings per share:
Basic earnings per share	0.82	0.52	0.21	0.13

Diluted earnings per share	0.82	0.52	0.21	0.13

Shares used in computation of basic EPS	13,240,913	13,107,579	13,240,913	13,107,579

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	10,852	6,844	2,823	1,780
Adjustments to reconcile net income to net cash from operating activities (Appendix)	6,439	7,494	1,674	1,949
Net cash from continuing operating activities	17,291	14,338	4,497	3,729

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,915)	(2,994)	(498)	(779)
Proceeds from sale of property plant and Equipment	190	456	49	119
Proceeds from realization (purchase) of marketable securities, net	42,071	(22,087)	10,942	(5,744)
Proceeds from short term deposit	20,288	-	5,277	-
Acquisition of non current financial assets	(8,504)	-	(2,212)	-
Net cash from (used in) continuing investing activities	52,130	(24,625)	13,558	(6,404)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt, net	(16)	16	(4)	4
Dividend	(19,249)	-	(5,006)	-
Proceeds of Public offering, net	-	6,790	-	1,766
Net cash from used in continuing financing activities	(19,265)	6,806	(5,010)	1,770

Increase (decrease) in cash and cash equivalents	50,156	(3,481)	13,045	(905)
Cash and cash equivalents at the beginning of the year	79,421	82,902	20,656	21,561
Cash and cash equivalents of the end of the year	129,577	79,421	33,701	20,656

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:

Adjustments to reconcile net profit to net cash from operating activities

Depreciation and amortization	3,762	3,723	978	968
loss from non current financial assets	7,734	-	2,011	-
Unrealized Loss (Gain) on marketable securities	(287)	-	(74)	-
Increase (Decrease) in deferred income taxes	1,260	(3,109)	328	(809)
gain from short term deposit	-	(843)	-	(219)
Capital Gain on disposal of property plant and equipment	(112)	(220)	(30)	(57)
Unrealized Loss (Gain) on marketable securities	(1,985)	(186)	(516)	(48)
Stock based compensation reserve	-	152	-	39

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	2,405	81	625	21
Increase in inventories	(7,360)	14,069	(1,914)	3,659
Decrease in payables and other current liabilities	1,022	(6,173)	266	(1,605)

	6,439	7,494	1,674	1,949

(*)          Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
(+972) 8-932-1000
pavel@willi-food.co.il

Investor Relations Contact:
GK Investor and Public Relations
Ehud Helft / Gavriel Frohwein
(646) 688-3559
willifood@gkir.com

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SOURCE: G. Willi-Food International Ltd.